1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 10, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC January 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – Feb. 10, 2014 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for January 2014: On a consolidated basis, revenues for January 2014 were approximately NT$51.43 billion, an increase of 3.5 percent from December 2013 and an increase of 8.4 percent over January 2013.

TSMC Revenue Report (Consolidated):

					(Unit: NT$ million)
Period	January 2014	December 2013	M-o-M Increase (Decrease) %	January 2013	Y-o-Y Increase (Decrease) %
Net Revenues	51,430	49,681	3.5	47,439	8.4

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

February 10, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
Jan.	Net sales	51,429,993	47,438,687

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn Bal. as of period end
TSMC Partners*	43,572,695	3,029,400

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount Bal. as of period end
TSMC*	200,969,250	45,441,000

*	The guarantee is provided to TSMC Global, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	27,233,554	—
	Mark to Market Profit/Loss	(107,309)	—
	Unrealized Profit/Loss	(145,934)	—
Expired Contracts	Notional Amount	30,415,944	6,915,900
	Realized Profit/Loss	42,133	33,412
Equity price linked product (Y/N)		N	N

• TSMC’s subsidiaries - TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	3,846,134	—
	Mark to Market Profit/Loss	13,147	—
	Unrealized Profit/Loss	(5,770)	—
Expired Contracts	Notional Amount	1,875,841	—
	Realized Profit/Loss	16,172	—
Equity price linked product (Y/N)		N	—

•	TSMC’s subsidiaries - TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	753,250	1,659,621
	Mark to Market Profit/Loss	(1,455)	11,383
	Unrealized Profit/Loss	2,477	7,318
Expired Contracts	Notional Amount	891,100	1,489,665
	Realized Profit/Loss	9,576	3,417
Equity price linked product (Y/N)		N	N

• TSMC’s subsidiaries - TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	39,485	150,925
	Mark to Market Profit/Loss	(76)	507
	Unrealized Profit/Loss	161	1,066
Expired Contracts	Notional Amount	38,986	149,550
	Realized Profit/Loss	498	133
Equity price linked product (Y/N)		N	N

• TSMC’s subsidiaries - TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	42,637,108	—
	Mark to Market Profit/Loss	(1,096,609)	—
	Unrealized Profit/Loss	(1,088,319)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—